1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 16, 2015	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$3.06

Hsinchu, Taiwan, R.O.C., July 16, 2015 — TSMC today announced consolidated revenue of NT$205.44 billion, net income of NT$79.42 billion, and diluted earnings per share of NT$3.06 (US$0.50 per ADR unit) for the second quarter ended June 30, 2015.

Year-over-year, second quarter revenue increased 12.2% while net income and diluted EPS both increased 33.0%. Compared to first quarter 2015, second quarter results represent a 7.5% decrease in revenue, and a 0.5% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue decreased 5.4% from the previous quarter and increased 9.6% year-over-year.

Gross margin for the quarter was 48.5%, operating margin was 37.5%, and net profit margin was 38.7%.

Shipments of 20-nanometer process technology accounted for 20% of total wafer revenues. 28-nanometer accounted for 27% of total wafer revenues. Advanced technologies, defined as 28-nanometer and 20-nanometer technologies, accounted for 47% of total wafer revenues.

“Due to customers’ cautious inventory management and a less favorable exchange rate, our second quarter business had declined but was within our expectation and guidance,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “However, the end market recovery is not as strong as was expected earlier; customers continue to remain cautious in inventory management. Combining these factors with customers’ product transition, demand for TSMC wafers in the third quarter is expected to recover only modestly. Based on our current business outlook and exchange rate assumption of 1 US dollar to 31 NT dollars, management expects overall performance for third quarter 2015 to be as follows”:

•	Revenue is expected to be between NT$207 billion and NT$210 billion;

•	Gross profit margin is expected to be between 47% and 49%;

•	Operating profit margin is expected to be between 36.5% and 38.5%.

TSMC’s 2015 second quarter consolidated results:

(Unit: NT$ million, except for EPS)

	2Q15 Amount[a]		2Q14 Amount		YoY Inc. (Dec.) %	1Q15 Amount		QoQ Inc. (Dec.) %
Net sales	205,440		183,021		12.2	222,034		(7.5)
Gross profit	99,705		91,190		9.3	109,429		(8.9)
Income from operations	77,069		70,710		9.0	86,626		(11.0)
Income before tax	98,132		74,094		32.4	88,259		11.2
Net income	79,417		59,698		33.0	78,990		0.5
EPS (NT$)	3.06	[b]	2.30	[b]	33.0	3.05	[b]	0.5

a:	2Q2015 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2015 is expected to be above 9 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com